UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

SIMON WORLDWIDE, INC.

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

828 815 100

(CUSIP Number)

Robert P. Bermingham

The Yucaipa Companies

9130 West Sunset Boulevard

Los Angeles, California 90069

(310) 228-2894

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 2, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 828 815 100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ronald W. Burkle

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (see Item 5)

	8.	Shared Voting Power 41,763,668 (see Item 5)

	9.	Sole Dispositive Power 0 (see Item 5)

	10.	Shared Dispositive Power 41,763,668 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,763,668 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 82.5% (see Item 5)

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 828 815 100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) OA3, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (see Item 5)

	8.	Shared Voting Power 41,763,668 (see Item 5)

	9.	Sole Dispositive Power 0 (see Item 5)

	10.	Shared Dispositive Power 41,763,668 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,763,668 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 82.5% (see Item 5)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 828 815 100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Multi-Accounts, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (see Item 5)

	8.	Shared Voting Power 41,763,668 (see Item 5)

	9.	Sole Dispositive Power 0 (see Item 5)

	10.	Shared Dispositive Power 41,763,668 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,763,668 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 82.5% (see Item 5)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 828 815 100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Overseas Toys, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (see Item 5)

	8.	Shared Voting Power 41,763,668 (see Item 5)

	9.	Sole Dispositive Power 0 (see Item 5)

	10.	Shared Dispositive Power 41,763,668 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,763,668 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 82.5% (see Item 5)

14.	Type of Reporting Person (See Instructions) PN

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is amended and restated in its entirety as follows:

This Amendment No. 7 to the Statement on Schedule 13D (this “Amendment No. 7”) amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 19, 1999, as amended by Amendment No. 1 to the Schedule 13D filed with the SEC on July 14, 2000, Amendment No. 2 to the Schedule 13D filed with the SEC on April 18, 2005, Amendment No. 3 to the Schedule 13D filed with the SEC on September 24, 2008, Amendment No. 4 to the Schedule 13D filed with the SEC on October 14, 2010, Amendment No. 5 to the Schedule 13D filed with the SEC on October 25, 2010, and Amendment No. 6 to the Schedule 13D filed with the SEC on November 1, 2010 (as so amended, the “Schedule 13D”), and relates to the common stock, $0.01 par value per share (the “Common Stock”), of Simon Worldwide, Inc. (formerly, Cyrk, Inc.), a Delaware corporation (“Simon”).  The principal executive offices of Simon are located at 5200 W. Century Boulevard, Los Angeles, California 90045.

Except as specifically provided herein, this Amendment No. 7 does not modify any of the information previously reported on the Schedule 13D.  Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.  The filing of any amendment to this Schedule 13D (including the filing of this Amendment No. 7) shall not be construed to be an admission by the Reporting Persons that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented to add the following information:

The information set forth below in Item 4 is hereby incorporated by reference in response to this Item 3.

Item 4.	Purpose of Transaction

The disclosure in Item 4 is hereby amended and supplemented to add the following information:

The previously reported Qualified Offer expired at 5:00 p.m., New York City time, on December 2, 2010. According to BNY Mellon Shareowner Services, the depositary for the Qualified Offer, a total of 3,822,912 shares of Common Stock were validly tendered, representing, in the aggregate, 7.6% of the outstanding shares of Common Stock(1) and 30.2% of the outstanding shares of Common Stock not previously owned by Overseas Toys.  On December 10, 2010, Overseas Toys paid $1,032,186.24 for the 3,822,912 shares of Common Stock validly tendered and not withdrawn pursuant to the Qualified Offer.

Item 5.	Interest in Securities of the Issuer

Items 5(a) and 5(b) of the Schedule 13D are amended and restated in their entirety as follows:

(a)  Overseas Toys beneficially owns an aggregate of 41,763,668 shares of Common Stock, representing 82.5% of the issued and outstanding shares of Common Stock. Overseas Toys is the direct beneficial owner of all of the Common Stock owned by the Reporting Persons.

By virtue of the relationships described in Item 2(a) and in Item 5(b) of the Schedule 13D, each of the other Reporting Persons may be deemed to share indirect beneficial ownership of the shares of Common Stock directly beneficially owned by Overseas Toys.  Each Reporting Person other than Overseas Toys disclaims any such ownership, and the filing of the Schedule 13D shall not be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of such shares.

(b)  Overseas Toys, acting through its sole general partner Multi-Accounts, has the sole power to vote or to direct the vote, and to dispose or to direct the disposition of the 41,763,668 shares of Common Stock beneficially owned by it.  By virtue of the relationships described in Item 2(a) above, each of the other Reporting Persons may be deemed to share the indirect power to vote and direct the disposition of the shares of Common Stock held by Overseas Toys.  See the response to Item 5(a) above.

Item 5(c) of the Schedule 13D is hereby amended and supplemented to add the following information:

(c)  The information set forth above in Item 4 is hereby incorporated by reference in response to this Item 5(c).

(1)  All calculations of percentage ownership in the Schedule 13D are based upon the 50,611,879 shares of Common Stock reported as being issued and outstanding as set forth in Simon’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 15, 2010.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 10, 2010

OVERSEAS TOYS, L.P.
By: Multi-Accounts, LLC
Its: General Partner

By: OA3, LLC
Its: Managing Member

By:	/s/ Ronald W. Burkle
Its:	Managing Member

MULTI-ACCOUNTS, LLC
By: OA3, LLC
Its: Managing Member

By:	/s/ Ronald W. Burkle
Its:	Managing Member

OA3, LLC
By:	/s/ Ronald W. Burkle
Its: Managing Member

/s/ Ronald W. Burkle
Ronald W. Burkle